Exhibit 99.1

TowerJazz Announces Third Quarter 2019 Results

Presents Sequential Increase in Revenues, Gross and Operating Profit,
EBITDA, Net Profit and Free Cash Flow

MIGDAL HAEMEK, ISRAEL – November 13, 2019– TowerJazz (NASDAQ: TSEM & TASE: TSEM) reported today its results for the third quarter ended September 30, 2019.

Third Quarter Results Overview

Revenues for the third quarter of 2019 were $312 million, as compared to $306 million in the prior quarter, reflecting 4% organic growth (defined as total revenue excluding revenues from Panasonic in the TPSCo fabs and revenues from Maxim in the San Antonio fab), and compared to revenues of $323 million for the third quarter of 2018, reflecting 11% organic growth year over year.

Gross and operating profits for the third quarter of 2019 were $58 million and $23 million, respectively, an increase of $5 million as compared to $53 million and $18 million, respectively, in the prior quarter. Gross and operating profits for the third quarter of 2018 were $73 million and $39 million, respectively.

EBITDA for the third quarter of 2019 was $75 million, an increase of $5 million as compared to $70 million in the prior quarter. EBITDA for the third quarter of 2018 was $89 million.

Net profit for the third quarter of 2019 was $22 million, or $0.21 diluted earnings per share, as compared to $21 million or $0.20 diluted earnings per share in the prior quarter. Net profit for the third quarter of 2018 was $34 million, or $0.33 diluted earnings per share.

Cash flow generated from operations was $73 million as compared with $72 million in the prior quarter and $69 million in the third quarter of 2018. The company invested $43 million in fixed assets, net and retired $6 million of debt during the third quarter of 2019.

Shareholders' equity as of September 30, 2019 was a record of $1.32 billion, as compared to $1.24 billion as of December 31, 2018, reflecting 69% from total assets.

Business Outlook
TowerJazz expects revenues for the fourth quarter of 2019 of approximately $312 million, with an upward or downward range of 5%.

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “In addition to posting solid quarter results, we made significant progress on various fronts including strong activities furthering our accretive growth strategies, and also in each of our business units – for example contracts in advanced display and micro display and 300mm CMOS industrial sensors, key end customer qualification with our SiPho platform, and continued qualifications of our RFSOI and CIS back-side illumination (BSI) 300mm and 200mm advanced roadmaps. These should bear fruits through the year 2020 and beyond. Our 300mm Uozu capacity expansion plan is on track, additionally having decided to build in-house capacity for strongly differentiated BSI and in particular BSI stacked wafer CIS processes. We look forward to 2020, during which the capacity ramp together with the aforementioned business activities and additional initiatives should come into play, resulting in growing financials.”

Teleconference and Webcast

TowerJazz will host an investor conference call today, Wednesday, November 13, 2019, at 10:00a.m. Eastern time (9:00a.m. Central time, 8:00a.m. Mountain Time, 7:00a.m. Pacific Time and 5:00p.m. Israel time). Management will discuss the Company’s financial results for the third quarter of 2019 and present its outlook.

This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com, or can also be accessed by calling the following numbers: U.S. Toll Free: 1-888-407-2553; Israel: 03-918-0610; International: +972-3-918-0610. The teleconference will be available for replay for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding interest and other financing expense, net, other income, net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be cash from operating activities (in the amounts of $73 million, $72 million and $69 million for the three months periods ended September 30, 2019, June 30, 2019 and September 30, 2018, respectively and in the amounts of $220 million and $221 million for the nine months periods ended September 30, 2019 and September 30, 2018, respectively) less cash for investments in property and equipment, net (in the amounts of $43 million, $44 million and $41 million for the three months periods ended September 30, 2019, June 30, 2019 and September 30, 2018, respectively and in the amounts of $128 million and $121 million for the nine months periods ended September 30, 2019 and September 30, 2018, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. With regards to our balance sheet as of September 30, 2019, as disclosed in Note 2Y to our annual financial statements for the year ended December 31, 2018, we implemented ASU 2016-02 “Leases” effective January 1, 2019 with regards to lease right-of-use assets and lease liabilities, which implementation resulted in our lease contracts value presentation under property and equipment, net, short-term debt and long-term debt as of September 30, 2019. In addition, short-term debt as of September 30, 2019 includes $37 million of the first and second installment payments scheduled in March and September 2020 for series G bonds.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through its partnership with Panasonic Semiconductor Solutions Co. LTD. For more information, please visit: www.towerjazz.com.

CONTACTS:
Noit Levy | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, +1 (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of September 30, 2019 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities, including TPSCo and the San Antonio facility, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease; (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations,; (xxxv) negotiation and closure of a definitive agreement in relation to fab establishment in China, as well as project implementation through required outside funding and resources and receipt of future proceeds therefrom, and (xxxvi) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

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(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	September 30,	June 30,	December 31,
	2019	2019	2018
	(unaudited)	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$417,636	$405,158	$385,091
Short-term deposits	159,230	147,032	120,079
Marketable securities	146,264	146,893	135,850
Trade accounts receivable	123,519	123,789	153,409
Inventories	187,902	174,806	170,778
Other current assets	21,571	22,374	22,752
Total current assets	1,056,122	1,020,052	987,959

LONG-TERM INVESTMENTS	36,662	36,874	35,945

PROPERTY AND EQUIPMENT, NET	703,569	707,122	657,234

INTANGIBLE ASSETS, NET	10,800	11,279	13,435

GOODWILL	7,000	7,000	7,000

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	90,269	89,171	88,404

TOTAL ASSETS	$1,904,422	$1,871,498	$1,789,977

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$64,774	$45,173	$10,814
Trade accounts payable	104,366	92,747	104,329
Deferred revenue and customers' advances	6,539	7,975	20,711
Other current liabilities	59,065	65,904	67,867
Total current liabilities	234,744	211,799	203,721

LONG-TERM DEBT	254,683	275,914	256,669

LONG-TERM CUSTOMERS' ADVANCES	32,843	27,230	28,131

LONG-TERM EMPLOYEE RELATED LIABILITIES	13,818	14,295	13,898

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	45,598	47,403	51,353

TOTAL LIABILITIES	581,686	576,641	553,772

TOTAL SHAREHOLDERS' EQUITY	1,322,736	1,294,857	1,236,205

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,904,422	$1,871,498	$1,789,977

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2019	2019	2018

REVENUES	$312,122	$306,064	$322,596

COST OF REVENUES	253,841	252,657	249,975

GROSS PROFIT	58,281	53,407	72,621

OPERATING COSTS AND EXPENSES:

Research and development	18,722	18,812	18,236
Marketing, general and administrative	16,840	16,838	15,826

	35,562	35,650	34,062

OPERATING PROFIT	22,719	17,757	38,559

FINANCING AND OTHER INCOME (EXPENSE), NET	(426)	947	(2,497)

PROFIT BEFORE INCOME TAX	22,293	18,704	36,062

INCOME TAX BENEFIT (EXPENSE), NET	61	1,018	(2,388)

PROFIT BEFORE NON CONTROLLING INTEREST	22,354	19,722	33,674

NON CONTROLLING INTEREST	(166)	1,214	(28)

NET PROFIT	$22,188	$20,936	$33,646

BASIC EARNINGS PER SHARE	$0.21	$0.20	$0.34

Weighted average number of shares	106,644	106,321	100,158

DILUTED EARNINGS PER SHARE	$0.21	$0.20	$0.33

Net profit used for diluted earnings per share	$22,188	$20,936	$33,646

Weighted average number of shares	107,601	107,178	102,083

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$22,188	$20,936	$33,646
Stock based compensation	3,775	3,884	2,710
Amortization of acquired intangible assets	492	494	1,627
ADJUSTED NET PROFIT	$26,455	$25,314	$37,983

ADJUSTED EARNINGS PER SHARE:

Basic	$0.25	$0.24	$0.38
Diluted	$0.25	$0.24	$0.37

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	N i n e m o n t h s e n d e d
	September 30,
	2019	2018

REVENUES	$928,293	$970,444

COST OF REVENUES	753,454	753,130

GROSS PROFIT	174,839	217,314

OPERATING COSTS AND EXPENSES:

Research and development	56,702	54,675
Marketing, general and administrative	50,319	47,935

	107,021	102,610

OPERATING PROFIT	67,818	114,704

FINANCING AND OTHER INCOME (EXPENSE), NET	1,247	(11,719)

PROFIT BEFORE INCOME TAX	69,065	102,985

INCOME TAX EXPENSE, NET	(588)	(6,121)

PROFIT BEFORE NON CONTROLLING INTEREST	68,477	96,864

NON CONTROLLING INTEREST	864	642

NET PROFIT	$69,341	$97,506

BASIC EARNINGS PER SHARE	$0.65	$0.98

Weighted average number of shares	106,103	99,186

DILUTED EARNINGS PER SHARE	$0.65	$0.96

Net profit used for diluted earnings per share	$69,341	$97,506

Weighted average number of shares	107,252	101,424

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$69,341	$97,506
Stock based compensation	11,482	8,755
Amortization of acquired intangible assets	2,627	4,940
ADJUSTED NET PROFIT	$83,450	$111,201

ADJUSTED EARNINGS PER SHARE:

Basic	$0.79	$1.12
Diluted	$0.78	$1.10

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2019	2019	2018

GAAP OPERATING PROFIT	$22,719	$17,757	$38,559
Depreciation of fixed assets	48,355	47,966	46,172
Stock based compensation	3,775	3,884	2,710
Amortization of acquired intangible assets	492	494	1,627

EBITDA	$75,341	$70,101	$89,068

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	September 30,	June 30,	September 30,
	2019	2019	2018

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$405,158	$408,098	$486,880

Net cash provided by operating activities	72,735	72,156	69,471
Investments in property and equipment, net	(43,017)	(43,727)	(40,892)
Exercise of options, net	43	--	21
Debt repaid, net	(5,606)	(7,475)	(43,078)
Effect of Japanese Yen exchange rate change over cash balance	(104)	3,205	(3,057)
Investments in short-term deposits, marketable securities and other assets, net	(11,573)	(27,099)	(4,899)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$417,636	$405,158	$464,446

FREE CASH FLOW	$29,718	$28,429	$28,579

	N i n e m o n t h s e n d e d
	September 30,	September 30,
	2019	2018

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$385,091	$445,961

Net cash provided by operating activities	219,759	221,401
Investments in property and equipment, net	(128,462)	(121,087)
Exercise of options, net	440	705
Debt repaid, net	(16,155)	(45,925)
Effect of Japanese Yen exchange rate change over cash balance	2,361	(1,259)
Investments in short-term deposits, marketable securities and other assets, net	(45,398)	(35,350)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$417,636	$464,446

FREE CASH FLOW	$91,297	$100,314

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2019	2019	2018

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$22,354	$19,722	$33,674

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	53,203	52,853	52,764
Effect of exchange rate differences on debentures	3,095	2,204	788
Other income, net	(266)	(428)	--
Changes in assets and liabilities:
Trade accounts receivable	(496)	12,665	(3,767)
Other assets	(1,978)	(2,050)	(919)
Inventories	(13,276)	378	(7,237)
Trade accounts payable	12,110	(12,553)	(2,652)
Deferred revenue and customers' advances	4,178	(2,964)	35
Other current liabilities	(6,494)	2,957	(2,764)
Long-term employee related liabilities	(32)	(29)	(240)
Deferred tax, net and other long-term liabilities	337	(599)	(211)
Net cash provided by operating activities	72,735	72,156	69,471

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(43,017)	(43,727)	(40,892)
Investments in deposits, marketable securities and other assets, net	(11,573)	(27,099)	(4,899)
Net cash used in investing activities	(54,590)	(70,826)	(45,791)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(5,606)	(7,475)	(43,078)
Exercise of options	43	--	21
Net cash used in financing activities	(5,563)	(7,475)	(43,057)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(104)	3,205	(3,057)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,478	(2,940)	(22,434)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	405,158	408,098	486,880

CASH AND CASH EQUIVALENTS - END OF PERIOD	$417,636	$405,158	$464,446